EXHIBIT 99.7

CERTIFICATION OF CHIEF FINANCIAL OFFICER

PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

I, Sergio Patino, Chief Financial Officer of High Tide Inc. (the “Company”), hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

a.	the Annual Report on Form 40-F of the Company for the fiscal year ended October 31, 2023 (the “Annual Report”) fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and
b.	the information contained in the Annual Report fairly presents in all material respects the financial condition and results of operations of the Company.

Date: January 29, 2024

By:	/s/ Sergio Patino
Name:	Sergio Patino
Title:	Chief Financial Officer